Exhibit 21

     The following is a list of subsidiaries of SETO Holdings, Inc.:

State/Jurisdiction of
Name of Subsidiary	Incorporation

Semicon Tools, Inc.	New York
East Coast Sales Company, Inc.	Connecticut
DTI Technology Sdn. Bhd	Malaysia
SETO Technology Sdn. Bhd	Malaysia